Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	July 21, 2002

2

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

July 21, 2002

Messrs.	Messrs.	Messers.
Securities Authority	Tel Aviv Stock Exchange	Registrar of Companies
22 Kanfei Nesharim Street	54 Echad Ha'am Street	97 Jaffa Street
Jerusalem 95464	Tel Aviv	Jerusalem

Re: Immediate report

Following an Immediate report with enclosures, published by the Company on June 19, 2002 ("the report"), the Company hereby informs that the General Meeting of the non marketable Bondholders, which was convened on July 17, 2002, approved the arrangement between the Company and the bondholders, as was specified in the report, in the majority of 99.55% of the present votes.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*)-Translation from Hebrew

H:\word\2002\17.7-דוחות מיידים\מיידי-תוצאות אסיפת בעלי אגח.doc

e-mail:kohavi@eil.co.il 9815797-04 :פקס 9851497-04 :טל' ת.ד. 2357, עכו 24122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: July 21, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary